Exhibit 99.1

Interim Financial Information

Flex LNG Ltd.

First Quarter 2022
May 11, 2022

May 11, 2022 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the three months ended March 31, 2022.

Highlights:
•	Vessel operating revenue of $74.6 million for the first quarter 2022, compared to $114.6 million for the fourth quarter 2021.
•	Net income of $55.8 million and basic earnings per share of $1.05 for the first quarter 2022, compared to net income of $69.4 million and basic earnings per share of $1.31 for the fourth quarter 2021.
•	Average Time Charter Equivalent[1] ("TCE") rate of $62,627 per day for the first quarter 2022, compared to $95,908 per day for the fourth quarter 2021.
•	Adjusted EBITDA[1] of $56.3 million for the first quarter 2022, compared to $95.5 million for the fourth quarter 2021.
•	Adjusted net income[1] of $23.8 million for the first quarter 2022, compared to $62.8 million for the fourth quarter 2021.
•	Adjusted basic and diluted earnings per share[1] of $0.45 for the first quarter 2022, compared to $1.18 for the fourth quarter 2021.
•
In March 2022, the Company signed a $375 million term and revolving credit facility, with an accordion option to increase this by $125 million, secured against an additional vessel. The facility will be secured by the vessels Flex Ranger, Flex Rainbow and Flex Endeavour, while Flex Enterprise is a candidate for the accordion option. In April 2022, the Flex Ranger and Flex Rainbow completed their re-financing with net cash provided to the Company of $11.5 million.

•
In April 2022, the Company signed an aggregate $320 million sale and leaseback agreements for the refinancing of the existing facility for the vessels Flex Constellation and Flex Courageous. Completion of the refinancing is expected in May 2022, subject to customary closing conditions in connection with delivery and acceptance of each vessel. The financing is expected to release approximately $99.6 million to the Company.

•
In April 2022, Flex Volunteer commenced its time charter agreement as the fourth vessel with Cheniere, as part of the agreements signed in April 2021. The vessel was delivered approximately two months prior to the agreed delivery schedule. The fixed rate time charter has a firm period ending in the first quarter 2026.

•
In April 2022, Cheniere declared their option for a fifth time charter agreement for the vessel, Flex Aurora. The fixed rate time charter will commence in the third quarter 2022 with a firm period ending in the first quarter 2026.

•	The Company declared a dividend for the first quarter 2022 of $0.75 per share.

1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“The first quarter was a fantastic period to be a cargo owner with high demand and elevated prices for LNG given the global energy crunch. For the spot freight market, the first quarter was however challenging as the LNG trade abruptly shifted towards Europe resulting in lower sailing distances and thus higher availability of ships depressing freight economics as liquidity in the spot market also dried up.

The sentiment in the freight market did however turn positive during the end of February and spot rates for modern tonnage have now recovered to above seasonal average while the one-year and three-year Time Charter rates for remains very strong. This is evidencing that charterers are willing to pay a substantial premium to spot rates in order to lock in large fuel-efficient ships on longer periods as the forward market also price in a much tighter freight market in the second half of the year.

During the last 13 months we have successfully secured in total nine fixed hire Time Charters with first class counterparties. The minimum period of these contracts ranges from three to five years which gives us comfortable earnings visibility. We still have three ships which will be redelivered from existing Time Charterers during the next 23 months and given the strong term market and general lack of available modern tonnage we are upbeat about the prospects of re-contracting these ships at attractive terms.

Revenue wise, we are pleased to deliver revenues for the quarter of $74.6 million in line with our revenue guidance communicated in February. With 98 per cent contract coverage for the year and three of our 13 ships on variable hire contracts linked to the spot market, we do expect gradual increased revenues in the next three quarters as we also guided in February. Given the strong backlog, positive outlook and our very solid financial position, the Board is therefore again declaring a dividend for the quarter of 75 cents per share. This provides our shareholders with an annualized yield of around 12 per cent which should be attractive given the wobbly financial markets these days.”

Business Update
In March 2022, an addendum to the existing time charter agreement with Cheniere Marketing International ("Cheniere") was signed, nominating Flex Volunteer as the fourth vessel and adjusting the commencement of the charter to April 2022, which was originally set to commence in the third quarter 2022. The charter has a fixed rate of  hire and a firm period ending in the first quarter 2026.

In April 2022, the option for a fifth time charter agreement with Cheniere was declared for the vessel Flex Aurora. This fixed rate charter will commence in the third quarter 2022 and has a firm period ending in the first quarter 2026.

The Company's fleet of thirteen vessels consists entirely of modern, next generation, large LNG carriers with two stroke engines: nine vessels with M-type Electronically Controlled Gas Injection ("MEGI"); and four vessels with Generation X Dual Fuel ("XD-F") propulsion systems. Three of our MEGI vessels are equipped with Full Re-liquefaction Systems ("FRS") and four of our MEGI vessels are equipped with Partial Re-liquefaction Systems ("PRS"), which reduces the active boil off rate to 0.035% and 0.075%, respectively. The remaining six vessels have a passive boil off rate of 0.085%. With the modern fleet and in-house technical ship management, the Company is able to meet charterers' preference for reliable, fuel efficient vessels for an improved unit transportation cost.

The Company has a mixed portfolio of long-term time charters, both market-linked and fixed rate, as well as spot market exposure. The aggregate firm period for our Time Charters, as of the date of this report, is 35 years with charterer's options that could be extended to 65 years. This equates to 98% and 79% firm charter contract coverage for our vessels for the remainder of 2022 and for the full year 2023 respectively.

Results for the three months ended March 31, 2022 and December 31, 2021
The Company reported vessel operating revenues of $74.6 million for the first quarter 2022, compared to $114.6 million in the fourth quarter 2021. Vessel operating revenues decreased due to the weakening spot market, which affected three of our vessels on market linked contracts. Additionally, we had one vessel, Flex Volunteer, trading in the spot market that was idle for the majority of the first quarter 2022, and one vessel, Flex Aurora, redelivered from a 17 months’ Time Charter agreement in early February which was fixed on a 5 to 7 months short term Time Charter agreement, prior to commencement of the Cheniere Time Charter, as described above.

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, were $1.4 million in the first quarter 2022, compared to $1.0 million in the fourth quarter 2021.

Vessel operating expenses were $14.4 million in the first quarter 2022, compared to $16.0 million in the fourth quarter 2021. Vessel operating expenses for the first quarter 2022, include an out of period adjustment of $2.9 million as further described in Note 2. With the exception of the aforementioned adjustment, there was an increase in vessel operating expenses due to additional crew costs in the first quarter 2022 as a result of more crew rotation, increased flight costs, handovers, quarantine costs and COVID-19 testing costs. Additionally, there was an increase in repairs, maintenance, stores and supplies and associated services, which are primarily due to increased ordering of materials and services which are required for the full year in the first quarter of the year. Vessel operating expenses were also adversely impacted by the increasing cost of freight, inflation and operational difficulties with regards to our crew due to the war in Ukraine.

Administrative expenses were $2.7 million in the first quarter 2022, compared to $2.0 million in the fourth quarter 2021.

Depreciation was $17.8 million in the first quarter 2022, compared to $18.3 million in the fourth quarter 2021.

Interest expense was $14.6 million in the first quarter 2022, compared to $14.4 million in the fourth quarter 2021.

Write-off of debt issuance costs was $nil in the first quarter 2022, compared to $1.2 million in the fourth quarter 2021. The write-off of debt issuance costs in the fourth quarter 2021 was in relation to the prepayment of the $125 Million Facility for the financed vessel, Flex Volunteer.

The Company recorded a gain on derivatives of $31.9 million in the first quarter 2022, which includes an unrealized gain of $33.4 million  due to the positive development in interest rates in the quarter, resulting in an increase in the fair value of our interest rate swap derivatives The Company entered into three new interest rate swap agreements in the first quarter 2022 with an aggregate nominal value of $200 million, contributing to $6.8 million of the gain recorded. This compares to a gain on derivatives for the three months ended December 31, 2021 of $7.4 million, which includes an unrealized gain of $8.3 million due to the change in the fair value of derivative instruments, a realized gain on the termination of an interest rate swap agreement of $0.9 million and a realized loss of $1.8 million on the net settlement of derivative swap interest in the fourth quarter of 2021.

Net income for the first quarter 2022 was $55.8 million and basic earnings per share of $1.05, compared to a net income of $69.4 million and basic earnings per share of $1.31 for the fourth quarter 2021.

Adjusted EBITDA2 was $56.3 million for the first quarter 2022, compared to $95.5 million for the fourth quarter 2021.

Adjusted net income2 for the first quarter 2022 was $23.8 million and adjusted earnings per share $0.45, compared to an adjusted net income of $62.8 million and adjusted earnings per share of $1.18 for the fourth quarter 2021.

The time charter equivalent rate2 for the first quarter 2022 was $62,627 per day compared to $95,908 per day for the fourth quarter 2021.

Results for the three months ended March 31, 2022 and March 31, 2021
Vessel operating revenues were $74.6 million for the three months ended March 31, 2022 compared to $81.3 million for the three months ended March 31, 2021. The decrease of vessel operating revenues is due to a weaker spot market in the first quarter of 2022 compared to 2021, which affected three of our vessels on market linked contracts and approximately 1.5 vessels trading in the spot market and short term Time Charter market. This was offset by an increase in the size of our fleet from ten to thirteen vessels between January and May 2021 and an improved average fixed rate of hire for longer term contracts in the first quarter 2022 compared to 2021.

Voyage expenses were $1.4 million for the three months ended March 31, 2022 compared to $1.3 million for the three months ended March 31, 2021.

2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

Vessel operating expenses were $14.4 million for the three months ended March 31, 2022, compared to $14.3 million for the three months ended March 31, 2021. Vessel operating expenses for the first quarter 2022, include an out of period adjustment of $2.9 million as further described in Note 2. With the exception of the aforementioned adjustment, there was an increase in vessel operating expenses due to an increase in our fleet size as well as increased employee related costs. This is in part due to the impact of the war in Ukraine and the prolonged effect of restrictions in relation to COVID-19 measures imposed on our seafarers and at discharge and loading ports.

Administrative expenses were $2.7 million for the three months ended March 31, 2022 compared to $1.7 million for the three months ended March 31, 2021.

Depreciation for the three months ended March 31, 2022 amounted to $17.8 million compared to $16.2 million for the three months ended March 31, 2021. The increase in depreciation is due to the increase in our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021.

Interest expenses were $14.6 million in the three months ended March 31, 2022, compared to $13.5 million in the three months ended March 31, 2021. The increase in interest expense was primarily due to the increase in fleet size from ten to thirteen vessels between January and May 2021, coupled with an increase in LIBOR rates, on average, in the period.

The Company recorded a gain on derivatives of $31.9 million in the three months ended March 31, 2022, which includes an unrealized gain of $33.4 million due to the positive development in interest rates in the period, resulting in an increase in the fair value of our interest rate swap derivatives. This compares to a net gain on derivatives of $12.9 million in the first quarter 2021, which includes an unrealized gain of $14.6 million.

The Company reported a net income of $55.8 million and basic earnings per share of $1.05 for the three months ended March 31, 2022, compared to a net income of $47.2 million and basic earnings per share of $0.88 for the three months ended March 31, 2021.

Adjusted EBITDA3 for the three months ended March 31, 2022, was $56.3 million compared to $64.0 million for the three months ended March 31, 2021.

Adjusted net income3 for the three months ended March 31, 2022, was $23.8 million and adjusted earnings per share $0.45, compared to an adjusted net income of $34.2 million and adjusted earnings per share of $0.64 for the three months ended March 31, 2021.

The time charter equivalent rate3 for the three months ended March 31, 2022, was $62,627 per day compared to $75,399 per day for the three months ended March 31, 2021.

3 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

Cash Flow for the three months ended March 31, 2022, and December 31, 2021
Total cash, cash equivalents and restricted cash was $174.5 million as at March 31, 2022, a decrease of $26.7 million since December 31, 2021.

Net cash provided by operating activities in the first quarter 2022 was $42.5 million, compared to $79.4 million in the fourth quarter 2021. Net cash provided by operating activities for the first quarter 2022 included net income, after adjusting for non-cash items, of $41.4 million compared to $80.5 million in the fourth quarter 2021. The Company had positive working capital adjustments of $1.1 million for the first quarter 2022, compared to negative working capital adjustments of $1.2 million in the fourth quarter 2021.

Net cash used in investing activities in the first quarter 2022 was $0.0 million, compared to $0.0 million provided by investing activities in the fourth quarter 2021.

Net cash used in financing activities was $69.1 million in the first quarter 2022, compared to $16.5 million used in the fourth quarter 2021. Net cash used in financing activities in the first quarter 2022 includes regular repayments of long-term debt of $28.6 million, $0.7 million scheduled reduction of the revolving tranche under the $100 Million Facility and dividend payments of $39.8 million. Whereas, the fourth quarter 2021 includes regular repayments of long-term debt of $13.2 million, net proceeds of $37.7 million resulting from the refinancing of Flex Volunteer and dividend payments of $40.2 million. Regular repayments of long-term debt are higher in the first quarter 2022 than the comparative period to December 31, 2021, due to the semi-annual repayment profile of the $629 Million Facility.

Balance Sheet as at March 31, 2022
In the three months ended March 31, 2022, there was depreciation of $17.8 million, bringing the balance of vessels and equipment to $2,324.4 million as at March 31, 2022 compared to $2,342.2 million as at December 31, 2021.

As at March 31, 2022, total long-term debt was $1,605.3 million, compared to $1,633.4 million as at December 31, 2021. As at March 31, 2022, the current portion of long-term debt was $81.8 million compared to $81.5 million as at December 31, 2021. The decrease in long-term debt is due to the regular repayments of $28.6 million, which includes the semi-annual repayment profile of the $629 Million Facility, the scheduled reduction of the revolving tranche under the $100 Million Facility and the amortization of debt issuance costs of $1.1 million.

As at March 31, 2022, total equity was $905.4 million compared to $889.4 million as at December 31, 2021. The increase in equity was due to net income of $55.8 million less dividends paid of $39.8 million, and share based compensation expense of $0.1 million in the quarter.

Finance update
As of March 31, 2022, the Company had cash, cash equivalents and restricted cash of $174.5 million, which includes the fully drawn revolving tranche under the $100 Million Facility, of $63.4 million.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As of March 31, 2022, the Company has fixed the interest rate on a total amortized notional amounts of $876.3 million with a weighted average fixed interest rate of 1.25% for a weighted average duration of 4.6 years.

In the three months ended March 31, 2022, the Company entered into three new interest rate swap agreements, swapping a variable rate of interest based on SOFR to a fixed rate of interest. Whereby notional amounts of $50.0 million, $50.0 million and $100.0 million were swapped to fixed interest rates of 1.77%, 1.75% and 1.26% respectively, each with a duration of ten years. For more information see Note 10: Financial Instruments.

In March 2022, the Company, through its vessel owning subsidiaries, signed a $375 million secured term and revolving credit facility with a syndicate of banks to re-finance existing facilities for Flex Endeavour, Flex Ranger and Flex Rainbow. The facility is comprised of a $125 million term loan facility with a 6 years repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age-adjusted repayment profile of 22 years. The facility has an accordion option to add an additional $125 million by adding an additional vessel as nominated by the Company within 36 months from the closing date of the agreement. The facility has an interest rate of SOFR plus a margin of 210 basis points. Secured Overnight Funding Rate ("SOFR"), is a benchmark interest rate for dollar-denominated derivatives and loans that is replacing the London interbank offered rate ("LIBOR"). In April 2022, the Company made a drawdown of $125 million under the revolving tranche of the facility. In connection with the drawdown, the Company prepaid the full amount outstanding of $107.8 million under the $100 Million Facility which financed the vessel, Flex Ranger and prepaid the full amount outstanding of $128.0 million under the Flex Rainbow Sale and Leaseback. The third vessel, Flex Endeavour, is expected to be drawn in the third quarter of 2022. The remaining balance of $110.8 million was paid from cash and $125 million commitment under the revolving tranche of the facility, remains available for general corporate purposes.

In April 2022, the Company, through its vessel owning subsidiaries, signed two sale and leaseback agreements with an Asian based lease provider to re-finance the existing facility for Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels will be sold for gross consideration, equivalent to the market value of each vessel, and net consideration to the Company of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is 10 years and the Company has options to repurchase the vessels after 3 years. At the expiry of the 10 year charter period the Company has the option to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of SOFR plus 250 basis points. The agreement is subject to customary closing conditions in connection with delivery and acceptance of each vessel and is expected to be drawn in May 2022.

LNG Market Update
During the first quarter, LNG prices continued to stay at very elevated levels as a result of the natural gas shortage in Europe. This was further aggravated by the outbreak of war in Ukraine on February 24, 2022, which increased the perceived risk of curtailment of Russian natural gas export through pipelines to Europe. Consequently, European natural gas prices have traded at significant premium to Asian prices and resulted in a shift in the trade pattern. This shift in trade pattern started in late 2021, before the war in Ukraine, due to European buyers increasing their demand for the Atlantic spot cargoes to ensure adequate supply given the low gas inventory levels. This pull of cargoes to Europe, instead of Asia, resulted in a sharp drop in sailing distances and thus freeing up more ships available for the spot market. This coupled with significantly lower activity in the spot market adversely affected spot market earnings, in regards to both headline charter rates and ballast bonus conditions.

During the first quarter, Flex LNG employed three ships on variable hire contracts linked to the spot market as well as approximately 1.5 ships in the spot market. The ships operating in the spot market were Flex Volunteer for the full quarter and Flex Aurora, which was redelivered from a 17-month fixed hire Time Charter at the beginning of February. Hence, earnings for these ships were considerably lower than in fourth quarter when spot market earnings were at an all-time high.

While spot market earnings were low in first quarter 2022 compared to previous years, the spot market did however bounce back at the end of February 2022 and earnings level in March 2022 were actually higher than the levels in 2021 and 2020, according to Fearnleys. The improvements in spot market rates were fueled by strong fixing activity in the term market with Fearnleys quoting 1 year Time Charter rate for MEGI/XDF ships at $138,000 per day on May 4, 2022, which is the highest level recorded for several years.

The strength of the term market is primarily due to strong expected volume growth in 2022, while the number of ships for delivery in 2022 is considerably lower than in 2021. In 2021, 53 LNG carriers were delivered while the figure is only 27 ships set for delivery in 2022 according to Fearnleys. Additionally, high fuel prices increase the attractiveness of modern LNG carriers as a modern MEGI/XDF vessels consume about 50 per cent less fuel than a steam turbine LNG carrier while having a cargo capacity about 30% larger which improves the unit transportation costs of modern tonnage.

Global LNG exports grew steadily in the first quarter with about 5% growth recorded, equivalent to 5 million tons. The growth in LNG exports were driven by the US, which increased its export by about 4.4 million tons. The high export growth in US is set to continue during 2022, as two new liquefaction plants started exports in the first quarter. Calcasieu Pass, a 10 million tonne LNG export plant, started exporting cargoes in March and so did Train 6 at Sabine Pass with an annual export capacity of 5 million tons. In their Short-Term Energy Outlook published on April 12, 2022, the U.S. Energy Information Administration forecast a 25 per cent increase in US exports in 2022, which will probably make US the world’s largest LNG exporter in 2022. Despite the war in Ukraine, Russia has not had any problems finding buyers for their LNG cargoes and has managed to grow their exports by 1 million tons in the first quarter 2022.

On the demand side, European buyers increased their imports by a staggering 60 per cent in the first quarter compared to last year. This represented a volume of 13 million tons and thus reducing the cargoes available for other markets with a 6 million tons reduction in LNG imports in Asia compared to first quarter of 2021.

First Quarter 2022 Result Presentation
Flex LNG will release its financial results for the first quarter 2022 on Wednesday May 11, 2022.

In connection with the earnings release, a webcast and conference call will be held at 3:00 p.m. CEST (9:00 a.m. EST). In order to attend the webcast and/or conference call you may do one of the following:

Attend by Webcast:
Use to the follow link prior to the webcast: https://edge.media-server.com/mmc/p/83zu5bq6

Attend by Conference Call:
Applicable dial-in telephone numbers are as follows:
Norway: +47 215 63 015
United Kingdom: +44 (0) 207 1928 338
United Kingdom (local): 0844 481 9752
United States, New York: +1 646 741 3167
United States (toll-free): +1 877 870 9135

Confirmation Code: 5170424

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats and outbreaks of other highly communicable diseases, including the length and severity of the COVID-19 outbreak and its impact on the LNG tanker market, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns, potential liability from pending or future litigation, general domestic and international political conditions or events, including the recent conflict between Russia and Ukraine, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

Board of Directors of Flex LNG Ltd.

May 11, 2022

David McManus
Chairman of the Board of Directors

Steen Jakobsen
Director

Ola Lorentzon
Director

Nikolai Grigoriev
Director

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended
		March 31,	December 31,	March 31,
	Note	2022	2021	2021
Vessel operating revenues		74,570	114,589	81,260
Voyage expenses		(1,354)	(1,037)	(1,296)
Vessel operating expenses		(14,351)	(16,019)	(14,251)
Administrative expenses		(2,697)	(1,977)	(1,727)
Depreciation	7	(17,809)	(18,272)	(16,236)
Operating income		38,359	77,284	47,750
Interest income		29	21	7
Interest expense		(14,639)	(14,365)	(13,525)
Write-off of debt issuance costs		—	(1,209)	—
Gain/(loss) on derivatives	10	31,864	7,382	12,935
Foreign exchange gain/(loss)		75	428	104
Other financial items		89	(40)	(35)
Income before tax		55,777	69,501	47,236
Income tax expense		(16)	(71)	(8)
Net income		55,761	69,430	47,228

Earnings per share:
Basic	3	1.05	1.31	0.88
Diluted	3	1.05	1.30	0.88

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended
		March 31,	December 31,	March 31,
	Note	2022	2021	2021
Net income		55,761	69,430	47,228
Total other comprehensive income/(loss)		—	—	—
Total comprehensive income		55,761	69,430	47,228

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		March 31,	December 31,
	Note	2022	2021
ASSETS
Current assets
Cash and cash equivalents	4	174,053	200,652
Restricted cash	4	455	518
Inventory		5,206	6,453
Other current assets	5	13,966	17,040
Receivables due from related parties	12	129	228
Total current assets		193,809	224,891

Non-current assets
Derivative instruments	10	34,473	5,862
Vessels and equipment, net	7	2,324,357	2,342,165
Other fixed assets		3	3
Total non-current assets		2,358,833	2,348,030
Total Assets		2,552,642	2,572,921

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	81,800	81,472
Derivative instruments	10	—	4,764
Payables due to related parties	12	429	348
Accounts payable		4,005	2,016
Other current liabilities	6	37,551	42,987
Total current liabilities		123,785	131,587

Non-current liabilities
Long-term debt	8,9	1,523,463	1,551,947
Total non-current liabilities		1,523,463	1,551,947
Total Liabilities		1,647,248	1,683,534

Equity
Share capital (March 31, 2022: 54,110,584 (December 31, 2021: 54,110,584) shares issued, par value $0.10 per share)	13	5,411	5,411
Treasury shares at cost (March 31, 2022: 980,000 (December 31, 2021: 980,000))	14	(9,449)	(9,449)
Additional paid in capital	15	1,189,154	1,189,060
Accumulated deficit		(279,722)	(295,635)
Total equity		905,394	889,387
Total Equity and Liabilities		2,552,642	2,572,921

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended
		March 31,	December 31,	March 31,
	Note	2022	2021	2021

OPERATING ACTIVITIES
Net income/(loss)		55,761	69,430	47,228
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	7	17,809	18,272	16,236
Write-off of debt issuance costs		—	1,209	—
Amortization of debt issuance costs		1,137	1,259	1,165
Share-based payments	15	94	(1,253)	72
Foreign exchange (gain)/ loss		(20)	68	(104)
Change in fair value of derivative instruments	10	(33,375)	(8,257)	(14,552)
Capitalized debt issuance costs		—	—	(1,689)
Other		(10)	(220)	27
Changes in operating assets and liabilities, net:
Inventory		1,247	(538)	(1,821)
Trade accounts receivable, net	5	35	(2,779)	4,050
Accrued income	5	5,282	(1,943)	5,155
Prepaid expenses	5	(1,681)	1,292	3,775
Other receivables	5	(562)	(1,107)	196
Receivables due from related parties	12	99	(64)	(451)
Payables due to related parties	12	81	(65)	265
Accounts payable		1,989	(1,414)	1,749
Accrued expenses	6	(1,299)	1,657	(1,031)
Deferred charter revenue	6	(1,602)	2,711	(16,933)
Other current liabilities	6	(2,307)	1,269	451
Provisions	6	(228)	(170)	115
Net cash provided by operating activities		42,450	79,357	43,903

INVESTING ACTIVITIES
Purchase of other fixed assets		(1)	—	(2)
Additions to vessels and equipment, net		—	(17)	(136,852)
Net cash used in investing activities		(1)	(17)	(136,854)

FINANCING ACTIVITIES
Purchase of treasury shares	14	—	—	(5,257)
Repayment of long-term debt	9	(28,615)	(13,200)	(19,995)
Proceeds from revolving credit facility	9	63,421	89,080	91,053
Repayment of revolving credit facility	9	(64,079)	(89,737)	(46,710)
Prepayment of long-term debt	10	—	(120,313)	—
Proceeds from long-term debt	9	—	160,000	100,000
Financing costs		(20)	(2,070)	—
Dividends paid	3	(39,848)	(40,244)	(16,085)
Net cash (used in)/provided by financing activities		(69,141)	(16,484)	103,006

Effect of exchange rate changes on cash		30	151	77
Net (decrease)/increase in cash, cash equivalents and restricted cash		(26,662)	63,007	10,132

Cash, cash equivalents and restricted cash at the beginning of the period	4	201,170	138,163	128,962
Cash, cash equivalents and restricted cash at the end of the period	4	174,508	201,170	139,094

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)
	Three months ended
	March 31,	March 31,
	2022	2021

Number of shares outstanding
At beginning of period	53,130,584	53,907,787
Treasury shares purchased	—	(597,203)
At end of period	53,130,584	53,310,584

Share capital
At beginning of period	5,411	5,411
At end of period	5,411	5,411

Treasury shares
At beginning of period	(9,449)	(1,661)
Treasury shares purchased at cost	—	(5,257)
At end of period	(9,449)	(6,918)

Additional paid in capital
At beginning of period	1,189,060	1,190,333
Share based compensation	94	72
At end of period	1,189,154	1,190,405

Accumulated deficit
At beginning of period	(295,635)	(358,908)
Net income	55,761	47,228
Dividends paid	(39,848)	(16,085)
At end of period	(279,722)	(327,765)

Total equity	905,394	861,133

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2021 included in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 17, 2022.

Out-of-Period Correction
In the three months ended March 31, 2022, we recorded two out-of-period adjustments to prospectively correct prior period accounting errors relating to the overstating of our technical ship management fees of $1.0 million and $1.9 million within vessel operating expenses for the years ended December 31, 2020 and 2021 respectively. As a result of the adjustments, in the three months ended March 31, 2021, we recorded a decrease in our vessel operating expenses and a decrease to our other current liabilities by an aggregate of $2.9 million. This adjustment increased the Company's net income by $2.9 million in the three months ended March 31, 2022. We evaluated the impacts of the out-of-period adjustments to correct the errors for the years ended December 31, 2020 and 2021, both individually and in aggregate. We concluded that the adjustments were not material to our current period financial statements.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.

Recent accounting pronouncements
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

Other recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended
	March 31,	December 31,	March 31,
	2022	2021	2021
Net income	55,761	69,430	47,228

Weighted average number of ordinary shares	53,130,584	53,130,584	53,668,939
Share options	218,364	176,148	186,000
Weighted average number of ordinary shares, adjusted for dilution	53,348,948	53,306,732	53,854,939

Earnings per share:
Basic	1.05	1.31	0.88
Diluted	1.05	1.30	0.88

Dividends paid per share	(0.75)	(0.75)	(0.30)

In February 2022, the Company’s Board of Directors declared a cash dividend for the fourth quarter 2021 of $0.75 per share. The dividend was paid on March 15, 2022, to shareholders on record as of March 1, 2022.

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	March 31,	December 31,
	2022	2021
Cash and cash equivalents	174,053	200,652
Restricted cash	455	518
	174,508	201,170

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

Note 5: Other current assets

Other current assets includes the following:
(figures in thousands of $)
	March 31,	December 31,
	2022	2021
Trade accounts receivable, net	5,235	5,270
Accrued income	1,723	7,005
Prepaid expenses	4,168	2,487
Other receivables	2,840	2,278
	13,966	17,040

Note 6: Other current liabilities

Other current liabilities includes the following:
(figures in thousands of $)
	March 31,	December 31,
	2022	2021
Accrued expenses	11,308	12,607
Deferred charter revenue	25,271	26,873
Other current liabilities	594	2,901
Provisions	378	606
	37,551	42,987

Note 7: Vessels and equipment, net
Movements in the three months ended March 31, 2022 for vessels and equipment, net is summarized as follows:
(figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2022	2,467,470	32,500	2,499,970
At March 31, 2022	2,467,470	32,500	2,499,970

Accumulated depreciation
At January 1, 2022	(143,923)	(13,882)	(157,805)
Charge	(16,206)	(1,602)	(17,808)
At March 31, 2022	(160,129)	(15,484)	(175,613)

Net book value
At January 1, 2022	2,323,547	18,618	2,342,165
At March 31, 2022	2,307,341	17,016	2,324,357

Note 8: Capital commitments

As of March 31, 2022, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:
(figures in thousands of $)
	Sale & Leaseback	Period repayment	Balloon repayment	Total
1 year	36,501	49,640	—	86,141
2 years	37,660	49,640	—	87,300
3 years	38,768	39,196	281,184	359,148
4 years	39,998	32,376	257,000	329,374
5 years	41,298	38,744	—	80,042
Thereafter	507,327	173,826	—	681,153
Total	701,552	383,422	538,184	1,623,158

Note 9: Long-term debt

$375 Million Facility
In March 2022, the Company, through its vessel owning subsidiaries, signed a $375 million term and revolving credit facility (the "$375 Million Facility") with a syndicate of banks with a term of approximately 6 years. The facility will be used to re-finance the existing facilities for Flex Endeavour, Flex Ranger and Flex Rainbow. The facility is comprised of a $125 million term loan facility with a 6 years repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age adjusted repayment profile of 22 years. The facility has an accordion option to add an additional $125 million by adding an additional vessel as nominated by the Company within 36 months from the closing date of the agreement. The facility has an interest rate of SOFR plus a margin of 210 basis points. Secured Overnight Funding Rate ("SOFR"), is a benchmark interest rate for dollar-denominated derivatives and loans that is replacing the London interbank offered rate ("LIBOR").

The commitments under both the term loan Facility and the revolving Facility shall be split with 1/3 allocated to each respective borrower after the initial utilization phase. During the initial utilization phase, the following adjustments will apply: all commitments in respect of Flex Ranger and Flex Rainbow shall be made available under the revolving facility until the earlier of a) utilization in respect of Flex Endeavour and b) 30 August 2022, following which 1/3 of all commitments for all Vessels shall constitute the term loan facility.

The facility contains financial covenants which require the Company on a consolidated basis to maintain: a book equity ratio of minimum 0.25 to 1.0; positive working capital; and minimum liquidity of the higher of $25 million and 5% of our total interest bearing financial indebtedness net of cash and cash equivalents. The facility also contains a collateral maintenance test, necessary to maintain the fair market value of the vessel securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility.

$320 Million Sale and Leaseback
In February 2022, the Company, through its vessel owning subsidiaries, received credit approved term sheets with an Asian based lease provider for an aggregate of $320 million for two separate sale and bareboat leaseback agreements to re-finance the existing facility for Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels will be sold for gross consideration equivalent to the market value of each vessel and net consideration to the Company of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is 10 years and the Company has options to repurchase the vessels after 3 years. At the expiry of the 10 year charter period the Company has an obligation to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of SOFR plus 250 basis points. The agreements were signed in April 2022 and are expected to complete in May 2022. The facility contains a collateral maintenance test, necessary to maintain the fair market value of the vessel securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility. The transaction remains subject to customary closing conditions in connection with delivery and acceptance of each vessel.

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has 20 interest rate swap agreements, whereby floating interest on a total amortized notional principal of $876.3 million as per March 31, 2022 (December 31, 2021: $677.8 million), has been swapped to a fixed rate.

In March 2022, the Company entered into three new interest rate swap agreements, swapping a variable rate of interest based on SOFR to a fixed rate of interest. Whereby, notional amounts of $50.0 million, $50.0 million and $100.0 million, were swapped to fixed interest rates of 1.77%, 1.75% and 1.26% respectively, each with a duration of ten years.The $100 million interest swap agreement has a 4 year forward start.

Our interest rate swap contracts as of March 31, 2022, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)
	Notional principal	Effective date	Maturity date	Fixed Interest Rate
Receiving floating (LIBOR), pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating (LIBOR), pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating (LIBOR), pay fixed	25,000	September 2019	June 2024	1.38%
Receiving floating (LIBOR), pay fixed	25,000	September 2019	June 2024	1.40%
Receiving floating (LIBOR), pay fixed	75,000	June 2020	June 2025	1.39%
Receiving floating (LIBOR), pay fixed	50,000	July 2020	July 2025	1.38%
Receiving floating (LIBOR), pay fixed	25,000	July 2020	July 2025	1.38%
Receiving floating (LIBOR), pay fixed	75,000	July 2020	July 2025	1.43%
Receiving floating (LIBOR), pay fixed	46,250	August 2020	August 2025	0.35%
Receiving floating (LIBOR), pay fixed	23,125	August 2020	August 2025	0.35%
Receiving floating (LIBOR), pay fixed	35,000	September 2020	September 2025	1.03%
Receiving floating (LIBOR), pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating (LIBOR), pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating (LIBOR), pay fixed	25,000	September 2020	September 2025	0.37%
Receiving floating (LIBOR), pay fixed	46,875	October 2020	October 2025	0.41%
Receiving floating (LIBOR), pay fixed	25,000	March 2021	June 2024	0.35%
Receiving floating (LIBOR), pay fixed	50,000	June 2021	November 2025	0.74%
Receiving floating (SOFR), pay fixed	50,000	February 2022	February 2032	1.77%
Receiving floating (SOFR), pay fixed	50,000	March 2022	March 2032	1.75%
Receiving floating (SOFR), pay fixed	100,000	March 2026	March 2032	1.26%
	876,250

As of March 31, 2022, the Company recorded a derivative instrument liability of $0.0 million (December 31, 2021: $4.8 million) and recorded a derivative instrument asset of $34.5 million (December 31, 2021: $5.9 million) in relation to these interest rate swaps.

Gain/(loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended
	March 31,	December 31,	March 31,
	2022	2021	2021
Change in fair value of derivative instruments	33,375	8,257	14,552
Realized gain/(loss) on derivative instruments	(1,511)	(875)	(1,617)
Gain/(loss) on derivatives	31,864	7,382	12,935

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at March 31, 2022 and December 31, 2021, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. Carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(figures in thousands of $)		March 31,	March 31,	December 31,	December 31,
		2022	2022	2021	2021
Fair value hierarchy level		Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	174,053	174,053	200,652	200,652
Restricted cash	Level 1	455	455	518	518
Derivative instruments receivable	Level 2	34,473	34,473	5,862	5,862
Derivative instruments payable	Level 2	—	—	(4,764)	(4,764)
Floating rate debt	Level 2	(1,182,954)	(1,197,083)	(1,206,522)	(1,221,603)
Fixed rate debt	Level 2	(422,309)	(440,050)	(426,897)	(465,287)

There have been no transfers between different levels in the fair value hierarchy during the three months ended March 31, 2022.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

Note 12: Related party transactions
Related Party Balances
A summary of balances due from/(to) related parties at March 31, 2022 and December 31, 2021 are as follows:

(figures in thousands of $)
	March 31,	December 31,
	2022	2021
Seatankers Management Co. Ltd	(45)	—
Seatankers Management Norway AS	—	18
Frontline Ltd	—	162
Frontline Management (Bermuda) Limited	33	(85)
Frontline Corporate Services Ltd	(26)	(30)
Frontline Management AS	32	1
Flex LNG Fleet Management AS	(357)	(232)
SFL Corporation Ltd	(1)	(1)
Northern Ocean Limited	56	47
Sloane Square Capital Holdings Ltd	6	—
Avance Gas Trading Limited	2	—
Related party balance	(300)	(120)

Related Party Transactions
A summary of transactions with related parties is as follows:
(figures in thousands of $)
	Three months ended
	March 31,	December 31,	March 31,
	2022	2021	2021
Seatankers Management Co. Ltd	23	(61)	39
Seatankers Management Norway AS	(15)	—	(22)
Frontline Ltd	—	(2)	—
Frontline Management (Bermuda) Limited	(64)	(97)	(57)
Frontline Management AS	11	—	(68)
Flex LNG Fleet Management AS	(1,015)	(811)	(911)
FS Maritime SARL	(32)	(34)	(90)
Northern Ocean Limited	2	2	1
Front Ocean Management AS	(53)	(55)	—
Sloane Square Capital Holdings Ltd	4	—	—
Avance Gas Trading Limited	2	—	—
Total related party transactions	(1,137)	(1,058)	(1,108)

We lease office space in Oslo, Norway from Seatankers Management Norway AS.

We have a service level agreement with Front Ocean Management AS, under which they provide certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance.

We have administrative services agreements with Frontline Management (Bermuda) Limited where they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

We receive certain support services from Frontline Management (Bermuda) Limited for our vessels in operation. These services include purchase of goods and services within the ordinary course of business, insurances and other services relating to our vessels in operation. Frontline Management (Bermuda) Limited subcontracts these services to Frontline Management AS, or other associated companies from time to time.

Flex LNG Fleet Management AS are responsible for the technical ship management of all our vessels. Under the agreements between Flex LNG Fleet Management AS and our vessel owning subsidiaries, Flex LNG Fleet Management AS provide us with technical management services for each of our vessels. In the three months ended March 31, 2022, we paid $1.0 million to Flex LNG Fleet Management AS for these services (December 31, 2021: $0.8 million).

We had a consultancy agreement with FS Maritime SARL for the employment of our former Chief Commercial Officer, Mr Ben Martin. This agreement was terminated during the first quarter of 2022.

Note 13: Share capital
The Company had an issued share capital at March 31, 2022 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2021: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

Note 14: Treasury shares
As of March 31, 2022, the Company holds an aggregate of 980,000 shares at a cost of $9.4 million, with a weighted average of $9.64 per share, pursuant to the buy-back program which ceased in the quarter ended December 31, 2021.

Note 15: Share based compensation
As at March 31, 2022, the Company had 615,000 outstanding non-vested share options (December 31, 2021: 615,000), with a weighted average adjusted exercise price of $13.56 (December 31, 2021: $14.21) and a weighted average remaining contractual term of 4.3 years (December 31, 2021: 4.6 years).The number of outstanding vested share options as at March 31, 2022 was nil (December 31, 2021: nil). Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

Note 16: Subsequent Events
In April 2022, 15,000 share options, under the April 2020 Tranche, were exercised and settled by the Company through the transfer of 12,491 treasury shares. The number of shares transferred was calculated as the difference between the adjusted exercise price converted to NOK on the exercise date and the closing share price on OSE multiplied by the number of shares exercised. The adjusted exercise price at the date of exercise was $4.90 (or NOK 42.84 ), adjusted for $2.70 of dividends. The share price on the exercise date was NOK 256.20 on OSE.

In April 2022, the Company made a drawdown of $125 million under the revolving tranche of the $375 Million Facility. In connection with the drawdown, the Company prepaid the full amount outstanding of $106.8 million under the $100 Million Facility and prepaid the full amount outstanding of $128.0 million under the Flex Rainbow Sale and Leaseback. The remaining balance of $110.8 million was paid from cash and the $125 million commitment under the revolving tranche of the $375 Million Facility remains available for general corporate purposes.

In April 2022, the Company signed the $320 Million Sale and Leaseback. The agreements are subject to customary closing conditions in connection with delivery and acceptance of each vessel and is expected to be drawn in May 2022.

On May 10, 2022, the Company issued 50,000 share options to members of management. The share options have a five-year term and a three-year vesting schedule, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of $25.00. The exercise price will be adjusted for any distribution of dividends before the relevant options expire.

On May 10, 2022, the Company’s Board of Directors declared a cash dividend for the first quarter of 2022 of $0.75 per share. The dividend will be paid on or around June 7, 2022, to shareholders on record as of May 25, 2022. The ex-dividend date will be May 24, 2022.

On May 11, 2022, the Company's fourth annual ESG report for 2021 was published and can be found on the Company's website. The report has been prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board in line with previous years.

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.
(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2022	2021	2021
Net income/(loss)	55,761	69,430	47,228
Interest income	(29)	(21)	(7)
Interest expense	14,639	14,365	13,525
Write-off of debt issuance costs	—	1,209	—
Income tax expense	16	71	8
Depreciation	17,809	18,272	16,236
EBITDA	88,196	103,326	76,990
(Gain)/loss on derivatives	(31,864)	(7,382)	(12,935)
Foreign exchange (gain)/loss	(75)	(428)	(104)
Adjusted EBITDA	56,257	95,516	63,951

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(loss) and Adjusted Earnings/(loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

(Unaudited figures in thousands of $, except per share data)	Three months ended
	March 31,	December 31,	March 31,
	2022	2021	2021
Net income	55,761	69,430	47,228
Write-off of debt issuance costs	—	1,209	—
(Gain)/loss on derivatives	(31,864)	(7,382)	(12,935)
Foreign exchange (gain)/loss	(75)	(428)	(104)
Adjusted net income	23,822	62,829	34,189

Weighted average number of ordinary shares	53,130,584	53,130,584	53,668,939
Denominator for diluted earnings per share	53,348,948	53,306,732	53,854,939

Adjusted basic earnings per share	0.45	1.18	0.64
Adjusted diluted earnings per share	0.45	1.18	0.63

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.
(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2022	2021	2021
Vessel operating revenues	74,570	114,589	81,260
Less:
Voyage expenses	(1,354)	(1,037)	(1,296)
Time charter equivalent income	73,216	113,552	79,964

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.
(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended
	March 31,	December 31,	March 31,
	2022	2021	2021
Time charter equivalent income	73,216	113,552	79,964

Fleet onhire days	1,169	1,184	1,061
Time charter equivalent rate	62,627	95,908	75,399